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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For April 19, 2002

                          ULTRAPAR PARTICIPACOES S.A.
                           (Exact name of Registrant)

                             ULTRAPAR HOLDINGS INC.
                (Translation of Registrant's Name into English)

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               Avenida Brigadeiro Luiz Antonio, 1343, 9(0) Andar
                        Sao Paulo, SP, Brazil 01317-910
                    (Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file its annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                          ULTRAPAR PARTICIPACOES S.A.

                               TABLE OF CONTENTS

                                                                     SEQUENTIAL
                                                                        PAGE
                                                                       NUMBER

ITEM
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1.   Relevant Notice dated April 19, 2002 - Extension of the             3
     Share Repurchase Plan Period.




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                                                                         ITEM 1


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                          ULTRAPAR PARTICIPACOES S.A.


                            PUBLICLY LISTED COMPANY



                          CNPJ n(0)33.256.439/0001- 39



                                RELEVANT NOTICE



     As per CVM Rule 31 of 02/08/1984 and according to CVM Note 16 of 02/14/1980, ULTRAPAR PARTICIPACOES S.A. announces to its shareholders that in a meeting held on April 18, 2002, its Board of Directors approved the extension of the share repurchase plan period, based on the fact that the current price of the Company's shares do not adequately reflect the Company's earnings prospects. As per Article 7 of the Company's bylaws, CVM Rule 10 of 02/14/1980 and CVM Rule 268 of 11/13/1997, the Company will repurchase its registered preferred shares in open market transactions, without reduction of capital stock, for cancellation or to be held in treasury for eventual sale, according to the terms below:


1. Repurchase limit, as per Articles 3 and 5 of the above-referenced CVM Rule 10/80 and the ownership structure as of 04/17/2002: Up to 1,494,130,100 (one billion four hundred ninety four million one hundred thirty thousand and one hundred) registered preferred shares, corresponding to 10% of the preferred shares outstanding;

2.   Repurchase period: 90 days, starting on 04/20/2002;

3.   Purchase price: market price;

4.   Brokers authorized to act as intermediaries:



     a) CLSA-BCN CTVM S/A

     Av. Brigadeiro Faria Lima, 1.461 - 12o andar - Sao Paulo/SP


     b) ITAU CORRETORA DE VALORES S.A

     Rua Boa Vista 185 - 4o andar - Sao Paulo/SP


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     c) MAGLIANO S.A CCVM

     Rua Bela Cintra, 986 - 2o andar - Sao Paulo/SP



     d) BBA CTVM S.A.

     Av. Paulista, 37 - 17, 18 e 20 andares - Sao Paulo/SP





                           Sao Paulo, April 19, 2002



                               Fabio Schvartsman

                           Investor Relations Officer


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


ULTRAPAR PARTICIPACOES S.A.


By:    /s/ Fabio Schvartsman
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       Name:  Fabio Schvartsman
       Title:   Chief Financial Officer

Date:  April 19, 2002